

17016670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 20 2017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-3368~~ 8-03368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arthur W. Wood Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street, Suite 700
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin H. Kennedy (617)542-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Ave Ste 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin H. Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arthur W. Wood Company, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Donald P. McCarthy
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 17, 2022

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

TABLE OF CONTENTS

December 31, 2016



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arthur W. Wood Company, Inc. and Subsidiary

We have audited the accompanying statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Arthur W. Wood Company, Inc. and Subsidiary's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Arthur W. Wood Company, Inc. and Subsidiary's financial statements. The supplemental information is the responsibility of Arthur W. Wood Company, Inc. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

March 15, 2017

ARTHUR W. WOOD COMPANY INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	201,965
Deposit in clearing organization		51,015
Accounts receivable:		
Brokers and dealers		78,013
Officers		20,890
Employee		3,350
Securities owned:		
Marketable, at market value		
Not readily marketable, at fair value		1,500
Furniture and office equipment, at cost		
Less, accumulated depreciation of $ 22,787		1,985
Deferred income taxes		89,884
Other assets		16,502
TOTAL ASSETS	$	465,104

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	51,652
Income tax payable		1,162
Payroll taxes payable		55
Accrued commissions payable		122,564
Accrued expenses and other liabilities		141,650
TOTAL LIABILITIES		317,083
STOCKHOLDERS' EQUITY		
Common stock, $ 50 par value; 2,000 shares authorized, 1,982 issued and outstanding		100,000
Additional paid-in capital		1,125,152
Retained earnings (deficit)		(1,077,131)
TOTAL STOCKHOLDERS' EQUITY		148,021
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	465,104

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commission income	$	1,243,794
12B-1/Trailer fees		148,698
Investment advisory fees		318,836
Corporate advisory fees		450,000
Research services		158,734
Other income		25,262
		2,345,324
OPERATING EXPENSES		
Officers' compensation		164,423
Employee compensation and benefits		2,165,962
Clearance fees		87,458
Communications		25,564
Occupancy costs		120,004
Travel costs		48,810
Regulatory fees and expenses		166,139
Taxes - employment		113,010
Quotation/Data service fees		126,790
Other operating expenses		212,961
TOTAL OPERATING EXPENSES		3,231,121
LOSS BEFORE PROVISION FOR INCOME TAXES		(885,797)
PROVISION FOR INCOME TAX EXPENSE		
Current		2,024
Deferred		0
TOTAL INCOME TAX EXPENSE		2,024
NET LOSS	$	(887,821)

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(887,821)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used by) Operating Activities:		
Depreciation		3,840
Decrease in receivables:		
Brokers and organization		2,767
Decrease in Clearing deposit		(10)
Increase in income taxes payable		517
Increase in accounts payable		51,651
Increase in accrued expenses		85,786
Increase in accrued commissions		50,489
Decrease in payroll taxes payable		(10,980)
TOTAL ADJUSTMENTS		184,060
NET CASH USED BY OPERATING ACTIVITIES		(703,761)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loan advances to officers		(20,890)
Loan advance to employee		(3,350)
NET CASH USED BY INVESTING ACTIVITIES		(24,240)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		874,000
Return of Capital		(12,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		862,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		133,999
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		67,966
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	201,965
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income tax expense	$	956
Interest expense	$	0

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid - In Capital	Retained Earnings (Deficit)
Balance at January 1, 2016	$ 100,000	$ 263,152	$ (189,310)
Contribution of Capital		874,000	
Return of Capital		(12,000)	
Net Loss			(887,821)
Balances at December 31, 2016	$ 100,000	$ 1,125,152	$ (1,077,131)

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2016

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the transacting of securities for its customers and providing institutional research services.

The Company is incorporated in the Commonwealth of Massachusetts and is authorized to issue 2,000 shares of $50 par value common stock. At December 31, 2016, 1,982 shares were issued and outstanding. The Company has its main office in Boston, Massachusetts and branch offices in Venice, Florida and Meriden, Connecticut. All transactions are processed through the main office in Boston.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statement includes accounts of the Company and its wholly-owned subsidiary, A. W. Wood Insurance Agency, Inc. The Company operates as a securities broker dealer which includes securities transactions, investment banking, institutional research and investment advisory services. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all time deposits held in banks with initial terms of maturity at three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash or cash equivalents.

Research Services

Research service revenue is recognized when earned and accepted by subscribing institutions.

Commission Income

Commission income and related clearing expenses are recorded on a settlement date basis which is generally three business days after trade date, which approximates income and expenses on a trade date basis.

Investment Advisory Income

Investment advisory fees are received quarterly in arrears, and are recognized as earned on a prorate basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carryings amounts that approximate fair values.

Property, Equipment and Depreciation

Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $3,840.

Income Taxes

The Company and its subsidiary are included in a consolidated federal income tax return. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.

3. Clearing Organization

The Company has an agreement with Raymond James & Associates (Raymond James) to clear transactions on a fully disclosed basis for accounts of the Company and its' customers which are introduced by the Company and accepted by Raymond James. Raymond James maintains stock and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Raymond James is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Raymond James prepares and sends to customers monthly and/or quarterly statements of account. The Company does not generate and/or prepare monthly statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by Raymond James and notifies Raymond James of any error. Raymond James charges the Company for clearing services. Raymond James also collects all commissions and fees on behalf of the Company and makes payments for its share of commissions and fees. This agreement can be terminated, between the two parties, with 30 days prior written notice to the other party.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2016

4. Property and Equipment

Furniture and equipment are summarized as follows:

	2016
Furniture & Office Equipment	$ 24,772
	24,772
Less accumulated depreciation	(22,787)
Net property and equipment	$ 1,985

Total depreciation expense was $3,840 for the year ended December 31, 2016.

5. Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring value. The framework provides a value hierarchy that prioritizes the input to valuation techniques used to measure value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within levell) that are observable for the asset either directly or indirectly

Level 3 are unobservable inputs and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset.

The following table sets forth by level, within the fair value hierarchy, the fair value as of December 31, 2016.

	Level 1	Level 2	Level 3
Securities – not readily marketable	$ 0	$ 0	$1,500

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2016

6. Lease Commitments

The Company leases office space in Boston, Massachusetts to March 2022 and in Meriden, Connecticut through June 2017. Annual rent expense is approximately $ 93,000 and $ 23,000, respectively. The Company also leases office equipment. A schedule of future minimum lease payments is as follows:

For the years ended December 31,

2017	$108,000
2018	100,000
2019	102,000
2020	101,000
2021	99,000
Later years	41,000

7. Affiliate

The Company is the sole owner of a subsidiary, "A. W Wood Insurance Agency, Inc.", which is licensed by the State of Massachusetts to sell certain insurance products. All revenues and expenses are reflected in the operations of Arthur W. Wood Company, Inc.

8. Income Taxes

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts and Connecticut income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax benefits or expenses. Deferred taxes are provided for the expected future benefits of net operating loss carryforwards. Deferred tax assets are determined using the tax rates to be enacted when the asset or liability is realized. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities.

As of December 31, 2016, the Company has loss carryforwards of approximately $1,317,000 for federal and $814,000 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the years ending December 31:

Federal			State		
2019	$	54,000	2017	$	32,000
2020		78,000	2018		14,000
2021		27,000	2019		8,000
2022		38,000	2020		10,000
2023		228,000	2021		750,000

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2016

8. Income Taxes (continued)

2024	17,000
2025	42,000
2026	42,000
2027	16,000
2028	12,000
2029	13,000
2030	750,000

The provision for (benefit of) income taxes for the year ended December 31, 2016 consist of the following:

Current:	
Federal	$ -0-
State	2,024
Total Current	$ 2,024
Deferred:	
Federal	$ -0-
State	-0-
Total Deferred	$ -0-

Management does not believe the Company has any uncertain tax positions that would require recognition or disclosure in the financial statements for the year ended December 31, 2016. The U S Federal income tax returns prior to 2013 are closed. US State jurisdictions have statutes of limitations that generally range from three to five years. The tax returns are currently not under examination in any US Federal or state jurisdiction.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that a ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $13,910 which was deficient by $7,229 of its required net capital of $21,139. The Company's net capital ratio was 22.8 to 1.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2016

10. Cash Segregated Under Federal and Other Regulations

The Company is exempt from establishing segregated reserve bank accounts for the benefit of customers by Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Raymond James & Associates, a clearing agent, on a fully disclosed basis.

11. Contingency

The Company had been notified in 2014 by its regulatory authority alleging possible violations of industry regulation. The company denied any liability and vigorously contested the allegations at a hearing in March 2015. The Hearing Panel ruled against the Company and assessed fines and other costs totaling approximately $127,000 which is included in accrued expenses.

The Company continues to vigorously contest all allegations and filed an appeal with the FINRA National Adjudicatory Council. A hearing was held in July 2016, the outcome of which has not yet been decided. The Company and its legal counsel are unable to evaluate the likelihood of an unfavorable outcome or estimate the final amount of any potential fines or assessments, is any. The Company has included the amount of possible fines or reimbursements in their computation of aggregate indebtedness/net capital ratio.

12. Related Party Transactions

The Company has made a loan to an officer in the amount of $20,890 which is reported in the Statement of Financial Condition.

13. Subsequent Events Evaluation

Management has evaluated subsequent events through March 15, 2017, which is the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustment to the financial statements.